National Money Mart Company
c/o Dollar Financial Corp.
1436 Lancaster Avenue, Suite 300
Berwyn, PA 19312
May 21, 2010
Ladies and Gentlemen:
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	National Money Mart Company Form S-4 Filed March 22, 2010 File No. 333-165617
Ladies and Gentlemen:
     National Money Mart Company (“Issuer”), Dollar Financial Corp., the indirect parent company of the Issuer (“Parent”), and the undersigned direct and indirect subsidiaries of Parent (collectively, the “Registrants”) filed with the Unites States Securities and Exchange Commission (“Commission”) on March 22, 2010 the above-referenced registration statement on Form S-4, as amended on May 21, 2010 (File No. 333-165617) (the “Registration Statement”), relating to the contemplated offer to exchange (the “Exchange Offer”) up to $600,000,000 aggregate principal amount of the Issuer’s 10.375% Senior Notes due 2016 (the “Exchange Notes”) for a like amount of the Issuer’s privately placed 10.375% Senior Notes due 2016 (the “Old Notes”). The Registrants are registering the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).
     The Registrants hereby represent that:
1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
2.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) or interpretive letters to similar effect, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.
3.	The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Old Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5.	The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:
a.	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

b.	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Please contact Bryan MacIntyre, Vice President and Senior Counsel of Dollar Financial Group, Inc., at (610) 640-6501 with any questions that you may have regarding the Registration Statement or this letter.

Sincerely,

NATIONAL MONEY MART COMPANY
DOLLAR FINANCIAL CORP.
DOLLAR FINANCIAL GROUP, INC.
1100591 ALBERTA LIMITED
656790 B.C. LTD.
ADVANCE CANADA INC.
ADVANCE CANADA PROPERTIES INC.
ANY KIND CHECK CASHING CENTERS, INC.

CASH UNLIMITED OF ARIZONA, INC.
CHECK MART OF FLORIDA, INC.
CHECK MART OF LOUISIANA, INC.
CHECK MART OF NEW MEXICO, INC.
CHECK MART OF PENNSYLVANIA, INC.
CHECK MART OF TEXAS, INC.
CHECK MART OF WISCONSIN, INC.
DFG CANADA, INC.
DFG INTERNATIONAL, INC.
DFG WORLD, INC.
DOLLAR FINANCIAL INSURANCE CORP.
FINANCIAL EXCHANGE COMPANY OF OHIO, INC.
FINANCIAL EXCHANGE COMPANY OF
PENNSYLVANIA, INC.
FINANCIAL EXCHANGE COMPANY OF PITTSBURGH, INC.
FINANCIAL EXCHANGE COMPANY OF VIRGINIA, INC.
LOAN MART OF OKLAHOMA, INC.
MONETARY MANAGEMENT CORPORATION OF PENNSYLVANIA, INC.
MONETARY MANAGEMENT OF CALIFORNIA, INC.
MONETARY MANAGEMENT OF MARYLAND, INC.
MONETARY MANAGEMENT OF NEW YORK, INC.
MONEY MART EXPRESS, INC.
MONEY CARD CORP.
MONEY MART CANADA INC.
MONEY MART CSO, INC.
MONEYMART, INC.
PACIFIC RING ENTERPRISES, INC.
PD RECOVERY, INC.

By:	/s/ Randy Underwood
Randy Underwood
Executive Vice President and Chief Financial Officer